Exhibit 12

The AES Corporation and Subsidiaries

Statement Re: Calculation of Ratio of Earnings to Fixed Charges

(in millions, unaudited)

	2012	2011	2010	2009	2008
Actual:
Computation of earnings:
Income from continuing operations before income
taxes and equity in earnings of affiliates	$314	$2,211	$1,890	$2,193	$2,446
Fixed charges	1,699	1,805	1,758	1,732	2,018
Amortization of capitalized interest	45	27	18	12	10
Distributed income of equity investees	5	25	14	68	183
Less:
Capitalized interest	(111)	(176)	(188)	(183)	(172)
Preference security dividend of consolidated subsidiary	(6)	(5)	(5)	(4)	(4)
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	(4)	(8)	(4)	(9)	—

Earnings	$1,942	$3,879	$3,483	$3,809	$4,481

Fixed charges:
Interest expense, debt premium and discount
amortization	$1,582	$1,624	$1,565	$1,545	$1,842
Capitalized interest	111	176	188	183	172
Preference security dividend of consolidated subsidiary	6	5	5	4	4

Fixed charges	$1,699	$1,805	$1,758	$1,732	$2,018

Ratio of earnings to fixed charges	1.14	2.15	1.98	2.20	2.22